Exhibit (a)(2)
DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
c/o DBL PROPERTIES CORPORATION
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
February 27, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2006, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund 2, LLC, MP Falcon Growth Fund 2, LLC, MPF Flagship Fund 12, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Special Fund 8, LLC, Sutter Opportunity Fund 4, LLC and MPF Senior Note Program I, LP (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Drexel Burnham Lambert Real Estate Associates II (the “Partnership”) on February 15, 2007.
     The Partnership, through its general partner, DBL Properties Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades and the Partnership has not recently conducted an analysis of the value of its Units. Because the general partner does not have a reliable indicator of the fair value of the Units, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     We call your attention to the following considerations:
•	The MPF Group’s offer estimates the liquidation value of the Partnership to be $346.00 per Unit. However, the MPF Group is offering $301.00 per Unit, which represents an increase from its previous offer in October 2006 of $250.00 per Unit.

•	The $301.00 offer price will be reduced by the amount of any distributions declared or made between February 15, 2007 and March 22, 2007, which may be further extended by the MPF Group.

•	The general partner is considering the sale of Presidential House Apartments, a 203-unit apartment complex located in North Miami Beach, Florida. However, the property has not been listed or marketed and no assurances can be given regarding the timing or amount of a sale, if at all.

•	In October 2005, Presidential House Apartments sustained damage from Hurricane Wilma. The estimated repair costs were approximately $800,000, all of which had been incurred as of September 30, 2006, and estimated cleanup costs were approximately $67,000, all of which had been incurred as of September 30, 2006. As of September 30, 2006, the Partnership had already received $250,000 of insurance proceeds related to the casualty event and anticipates that additional insurance proceeds to be received will be sufficient to cover the estimated repair costs.

•	AIMCO Properties, L.P. (“AIMCO Properties”) made a tender offer on March 4, 2004 for the purchase of Units at a purchase price of $69.00 per Unit. The offer was held open until April 9, 2004 and 829 Units were accepted. AIMCO Properties made another tender offer on February 16, 2005 for the purchase of Units at a purchase price of $146.00 per Unit. The offer was held open until March 28, 2005 and 1,736 Units were accepted.

•	AIMCO Properties has made the following direct purchases since 2004:

		Price Per
Year	Units Acquiredw	Unit
2004	20	$39.18
	100	$104.00
2005	230	$146.00
2006	20	$146.00
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board
o	Set forth below are the high and low sales prices of Units through November 30, 2006 and during the years ended December 31, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source.

	HIGH	LOW
Year Ended 2006 (through November 30):	$162.00	$75.00
Year Ended 2005:	$75.00	$75.00
Year Ended 2004:	$75.00	$75.00
o	Set forth below are the high and low sales prices of Units during the year ended December 31, 2006, as reported by the American Partnership Board, an independent third-party source. There were no sales reported by the American Partnership Board during the years ended December 31, 2005 and 2004.

	HIGH	LOW
Year Ended 2006:	$162.00	$162.00
•	The MPF Group will not purchase more than 7,455 of the outstanding Units. An investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	The MPF Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

•	The MPF Group and its affiliates purchased 1,473 Units in a tender offer that expired on December 19, 2006. ISTC Corporation has not fully processed the purchased Units due to certain documentation from the MPF Group that remains pending. Any further increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties and its affiliates, which collectively hold 18,633 Units, or approximately 49.99% of the outstanding Units, do not intend to tender any of their Units in the MPF Group offer.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may make additional tenders for units at higher prices.
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
DBL Properties Corporation,
General Partner